Filed by Canadian Pacific Railway Limited

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Norfolk Southern Corporation (Commission File No. 001-8339)

No Offer or Solicitation

This communication is neither an offer to purchase or exchange nor a solicitation of an offer to sell securities. This communication relates to a proposed business combination between Canadian Pacific Railway Limited (“CP”) and Norfolk Southern Corporation (“NS”).

Important Information For Investors And Shareholders

Subject to future developments, additional documents regarding the proposed transaction may be filed with the SEC. Investors and security holders are urged to read such disclosure documents regarding the proposed transaction, if and when they become available, because they will contain important information. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by CP with the SEC at the SEC’s website at www.sec.gov. The disclosure documents and these other documents may also be obtained for free from CP at http://www.cpr.ca/en/investors or by directing a request to Canadian Pacific Railway Limited, 7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9, Attention: Office of the Corporate Secretary.

Participants in Solicitation

CP and its directors, executive officers and other employees may be deemed to be participants in any solicitation of CP or NS shareholders in connection with the proposed transaction. Information about CP’s executive officers and directors is available in CP’s Annual Report on Form 40-F for the year ended December 31, 2014, which was filed with the SEC on February 23, 2015. Additional information about the interests of potential participants will be included in any proxy statement filed in connection with the proposed transaction.

Forward Looking Statement

This communication contains certain forward-looking information within the meaning of applicable securities laws relating, but not limited, to CP’s proposal to NS regarding a possible business combination, the anticipated results and benefits of the proposed transaction and matters relating to regulatory approvals and changes. This forward-looking information also includes, but is not limited to, statements concerning expectations, beliefs, plans, goals, objectives, assumptions and statements about possible future events, conditions, and results of operations or performance. Forward-looking information may contain statements with words or headings such as “financial expectations”, “key assumptions”, “anticipate”, “believe”, “expect”, “plan”, “will”, “outlook”, “should” or similar words suggesting future outcomes.

Undue reliance should not be placed on forward-looking information as actual results may differ materially from the forward-looking information. Forward-looking information is not a guarantee of future performance. By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking information, including but not limited to the following factors: the ability of the parties to agree to the terms of a proposed transaction; the ability of the parties to obtain the required regulatory approvals; the ability to recognize the financial and operational benefits of the transaction; changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in commodity prices; uncertainty surrounding timing and volumes of commodities being shipped via CP; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes. The foregoing list of factors is not exhaustive.

These and other factors are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CP’s annual and interim reports, Annual Information Form and Form 40-F. Readers are cautioned not to place undue reliance on forward-looking information. Forward-looking information is based on current expectations, estimates and projections and it is possible that predictions, forecasts, projections, and other forms of forward-looking information will not be achieved by CP. Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

***

The following is a press release:

Release:             Immediate         December 17, 2015

CP’s response to letter to Surface Transportation Board from some members of Illinois delegation

Calgary – Canadian Pacific (TSX:CP) (NYSE:CP) announced it has sent a response to those members of the Illinois delegation who signed a letter to the Surface Transportation Board (STB) dated December 14, 2015.

Below is the full text of the letter:

December 15, 2015

The Honorable Dick Durban United States Senate 711 Hart Senate Office Building Washington, D.C. 20510-1304	The Honorable Bobby L. Rush United States House of Representatives 2188 Rayburn House Office Building Washington, D.C. 20515-1301

The Honorable Dan Lipinski United States House of Representatives 2346 Rayburn House Office Building Washington, D.C. 20515-1303	The Honorable Cheri Bustos United States House of Representatives 1009 Longworth House Office Building Washington, D.C. 20515-1317

The Honorable Tammy Duckworth United States House of Representatives 104 Cannon House Office Building Washington, D.C. 20515-1308	The Honorable Luis V. Gutierrez United States House of Representatives 2408 Rayburn House Office Building Washington, D.C. 20515-1304

The Honorable Danny K. Davis United States House of Representatives 2159 Rayburn House Office Building Washington, D.C. 20515-1307	The Honorable Jan Schakowsky United States House of Representatives 2367 Rayburn House Office Building Washington, D.C. 20515-1304

The Honorable Mike Quigley United States House of Representatives 2458 Rayburn House Office Building Washington, D.C. 20515-1305	The Honorable Bill Foster United States House of Representatives 1224 Longworth House Office Building Washington, D.C. 20515-1311

Dear Honorable Senator and Honorable Representatives:

I am writing in response to your letter dated December 14th to the Surface Transportation Board (STB) expressing concerns about a possible combination between Canadian Pacific (CP) and Norfolk Southern (NS). I was surprised to read this letter in the media as it would have been my pleasure to sit down with you and walk through the benefits of our proposal to Illinois and Chicago and to address concerns. That offer still stands.

We recognise that the State of Illinois relies on a strong freight rail industry as does the United States economy. We believe that a CP-NS merger would further strengthen our industry and allow us to make better and more efficient use of our assets to provide competitive rail service today and to meet the capacity challenges that we face tomorrow. We look forward to a robust regulatory process at the STB to clearly illustrate with compelling facts and evidence that a CP-NS combination is decidedly in the public interest.

We have not yet had an opportunity to engage with NS and negotiate the specifics of a combination. That said, we are confident that such a combination would improve the railroad network by delivering a more seamless and robust network, and to do so without engaging in new construction which, in today’s environment is especially difficult. Over the medium to long term, the strength of the network will be eroded unless we expand or find other innovative ways to grow. If we are unable to grow through merger or through new construction – a near impossible feat in many locations like Chicago – we anticipate that the challenges of the winter of 2013/14 and the subsequent gridlock that ensued would become more frequent and impactful.

In regard to some of your specific concerns:

1.	Improving Chicago is a key objective of this transaction and one of the many ways it is in the public interest. You can fully expect that this will be a major component of a compelling case to the STB. If new routings are planned, we will ensure that our submission is transparent on any impact and, we will work with local communities to address specific concerns that arise.

2.	We believe that the merger would benefit Illinois shippers making them more competitive domestically and internationally. A CP-NS combination would give Illinois shippers efficient single line service to markets in Canada, the eastern United States and beyond. It should also increase capacity and efficiency in Chicago, allowing shippers to get their goods to market more quickly, reliably and safely, reducing inventory carrying requirements and shipper equipment costs.

3.	We have proposed innovative competition enhancements such as modified terminal access and an end to the bottleneck pricing approach, which would allow customers to obtain a separately challengeable rate to the customer’s preferred interchange location. For years, shippers have been demanding that Congress and the STB impose these changes as a means to increase rail competition. We would agree to the changes voluntarily as part of the merger consideration.

4.	Greater efficiency would result in environmental benefits such as reduced fuel consumption. A more competitive CP-NS would be able to better compete with trucks, reduced highway congestion and taxpayer-funded highway maintenance costs. On this point, I would note that the rail infrastructure is privately funded and maintained.

5.	We understand your concerns regarding the impact on jobs. Be assured that our intent is that reductions in headcount would be achieved through attrition. As demonstrated at the Illinois Central (IC), the Canadian National (CN) and CP, our model seeks to realize greater efficiencies and create a more competitive carrier on a sustainable basis; it is not a “cut to the bone” approach.

6.	In your letter, you also reference ensuring that the independence of CP and NS is maintained while the STB completes a combination. That is exactly what an independent voting trust does. Voting trusts have long been held to be an effective and lawful means of insulating a carrier from unlawful control pending regulatory approval. They have and continue to be a common and important feature of rail transactions. The denial of the use of a voting trust would interfere with the market place, restricting stockholder’s ability to realize the full value of their investment. Such intrusive regulatory action would be contrary to the Staggers Act and longstanding STB precedent.

7.	In your letter, you express concern regarding the lawfulness of management change at NS. Let me first clarify what is contemplated as there appears to be some misconceptions. CP contemplates that the CP operating entities would be placed in an irrevocable voting trust under an independent trustee. I would sever ties with CP and be hired as CEO at the newly acquired NS. Pending regulatory approval of the combination, CP and NS would continue to operate as independent carriers and vigorous competitors. Neither I nor the CP holding company would exercise any control over the carrier in trust. At NS, my sole objective would be to make NS a stronger, more efficient, and more competitive railroad, consistent with my record at IC, CN and CP. What we are proposing is not new. It is similar to the CN-IC transaction, where I resigned my position at IC which was put in trust, and moved to CN to begin making operational improvements prior to regulatory approval.

I trust the letter helps clarify some of the concerns you expressed in your letter to the STB. Again, I would welcome an opportunity to sit down and discuss our proposal, how it is in the public interest and how it will allow us to collectively meet the challenge of providing a more robust, resilient and competitive rail system which has been called for by many over the last few years.

Sincerely,

E. Hunter Harrison

Chief Executive Officer

cc:	Mr. Daniel R Elliott III, Chairman

Ms. Deb Miller, Vice-Chairman

Ms. Ann D Begeman, Member

Forward Looking Statement

This news release contains certain forward-looking information within the meaning of applicable securities laws relating, but not limited, to CP’s proposal to NS regarding a possible business combination, the anticipated results and benefits of the proposed transaction and matters relating to regulatory approvals and changes. This forward-looking information also includes, but is not limited to, statements concerning expectations, beliefs, plans, goals, objectives, assumptions and statements about possible future events, conditions, and results of operations or performance. Forward-looking information may contain statements with words or headings such as “financial expectations”, “key assumptions”, “anticipate”, “believe”, “expect”, “plan”, “will”, “outlook”, “should” or similar words suggesting future outcomes.

Undue reliance should not be placed on forward-looking information as actual results may differ materially from the forward-looking information. Forward-looking information is not a guarantee of future performance. By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking information, including but not limited to the following factors: the ability of the parties to agree to the terms of a proposed transaction; the ability of the parties to obtain the required regulatory approvals; the ability to recognize the financial and operational benefits of the transaction; changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in commodity prices; uncertainty surrounding timing and volumes of commodities being shipped via CP; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes. The foregoing list of factors is not exhaustive.

These and other factors are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CP’s annual and interim reports, Annual Information Form and Form 40-F. Readers are cautioned not to place undue reliance on forward-looking information. Forward-looking information is based on current expectations, estimates and projections and it is possible that predictions, forecasts, projections, and other forms of forward-looking information will not be achieved by CP. Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

Rule 425 Disclosure

This announcement is neither an offer to purchase or exchange nor a solicitation of an offer to sell securities. Subject to future developments, additional documents regarding the proposed transaction may be filed with the SEC. Investors and security holders are urged to read such disclosure documents regarding the proposed transaction, if and when they become available, because they will contain important information. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by CP with the SEC at the SEC’s website at www.sec.gov. The disclosure documents and these other documents may also be obtained for free from CP at http://www.cpr.ca/en/investors or by directing a request to Canadian Pacific Railway Limited, 7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9, Attention: Office of the Corporate Secretary.

CP and its directors, executive officers and other employees may be deemed to be participants in any solicitation of CP or NS shareholders in connection with the proposed transaction. Information about CP’s executive officers and directors is available in CP’s Annual Report on Form 40-F for the year ended December 31, 2014, which was filed with the SEC on February 23, 2015. Additional information about the interests of potential participants will be included in any proxy statement filed in connection with the proposed transaction.

About Canadian Pacific

Canadian Pacific (TSX:CP)(NYSE:CP) is a transcontinental railway in Canada and the United States with direct links to eight major ports, including Vancouver and Montreal, providing North American customers a competitive rail service with access to key markets in every corner of the globe. CP is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit cpr.ca to see the rail advantages of Canadian Pacific.

Contacts:

Media

Martin Cej

24/7 Media Pager: 855-242-3674

Martin_Cej@cpr.ca

Investment Community

Nadeem Velani

Tel: 403-319-3591

investor@cpr.ca